

June 25, 2014

Via E-mail
Julie M.B. Bradley
Chief Financial Officer
TripAdvisor, Inc.
141 Needham Street
Newton, MA   02464

> **Re: TripAdvisor, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 11, 2014**
> **File No. 001-35362**

Dear Ms. Bradley:

We have reviewed your letter dated May 6, 2014 as well as the disclosure in Part III of your Form 10-K, incorporated by reference to your definitive proxy statement filed April 30, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 8, 2014.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 45

1.   We note our prior comment 3 and your related response. Please confirm that the Master Advertising Agreement entered into with each of Expedia and Priceline is the only agreement governing your relationships with those customers. Further, please ensure that future disclosures describe not only the material terms of this form agreement, but also how this agreement functions with respect to your relationships with Expedia and Priceline, to the extent that these relationships remain material. This discussion should specifically identify any material differences in your agreements with these material

customers from the form agreement, and note the termination dates of the agreements entered into with such customers.

2.   We note from your responses that your form advertising agreement does not contain pricing terms, but that rather "pricing is determined pursuant to the OTA bidding process." Please enhance your disclosure in future filings to describe the mechanics of this bidding process. Please tell us in your response, with a view towards expanding future disclosures, how terms related to pricing and payment mechanics with your customers are memorialized.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 30, 2014)

Compensation Discussion and Analysis, page 21

3.   Item 402(a)(3) of Regulation S-K requires that the company disclose executive compensation for its principal executive officer, principal financial officer and "three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year." Please advise why the company provides executive compensation disclosure for only three named executive officers.

4.   Your discussion of each element of compensation, including base salary, annual cash bonus awards, and equity awards, does not indicate how you determined the awards for your named executive officers on an individualized basis. For example, you mention certain of the factors management takes into consideration in determining whether to recommend a cash bonus or equity awards, but do not discuss on an individualized basis, how these factors affected the determination in awarding a cash bonus and equity award for each named executive officer. Tell us in your response letter, and with a view towards expanded disclosure in future filings, the elements of company or individual performance, both quantitative and qualitative, as well as any specific contributions the Section 16 Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions for each executive officer, discussed on an individualized basis.

Annual Cash Bonuses, page 23

5.   You state that annual cash bonuses to your named executive officers are subject to achievement of performance goals related to either stock price performance or revenue, but that management also takes into consideration a number of factors in recommending bonuses, "including, but not limited to," the factors enumerated on page 24. Tell us what other factors are considered in recommending annual bonuses. Further, although you have identified certain performance objectives used to determine achievement of a

business unit performance, your disclosure should address performance objectives on an individualized basis. Tell us what impact non-achievement of these individual or business unit performance goals would impact availability of the bonus awards.

Equity Awards, page 25

6.   Please tell us what factors in addition to those listed at the bottom of page 25 were considered by the Compensation Committee and management in establishing the equity grant pool and recommending individual equity awards.

You may contact Luna Bloom, Staff Attorney, at (202) 551-3194 if you have any questions. If you require further assistance, please contact the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director